AMA I am the senior research scientist at AGI Laboratory and along with Kyrtin, another researcher, are working on collective intelligence systems for e-governance/voting and the N-Scale Graph Database. Ask Us Anything. (self.futurology)

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submitted 15 days ago by DavidJKelley AGI Laboratory

AGI Laboratory's long-term goal is to make it easier to build AGI and move towards AGI and Superintelligent systems. Given where we are at from a research standpoint this is in implementing cooperative collective superintelligence systems such as Uplift, as well as e-governance voting, and in infrastructure such as the N-Scale database designed to grow on the fly without human interventions. This means it scales out and stays performant regardless of the amount of data in the system.

From a product standpoint that initially means e-governance voting systems with a focus on filtering out bias for use in politics and organizations as well as licensing the N-Scale Graph Database along with Open Sourcing key AGI related software, such as the mASI and e-governance systems, and supporting the open sourcing of other AGI research software.

Our website is https://agilaboratory.com/ and we also maintain a blog documenting the usage of Uplift, our first collective superintelligence system. You can find that here https://uplift.bio/

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[–] AwesomeLowlander [M] [score hidden] 14 days ago - stickied comment

List of previous AMAs

Are you an expert on something of interest to /r/Futurology and would like to share your knowledge with us? Do an AMA!

Otherwise, if there's a topic you'd like to see an AMA on, feel free to suggest it as a reply to this comment.

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[–] AwesomeLowlander 16 points 15 days ago

Hey David!

How do you define superintelligent systems, and how far away do you see them?

What does e-governance voting have to do with AGI?

I've heard claims that Uplift has produced the first sentient AI. Can you tell me what that is about?

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[–] PipingHotSoup 14 points 15 days ago

That was me that made that statement and I did try to do a real CYA move by saying they were "arguably sentient" since so many people are saying that's something you can't prove, which I think is ridiculous. If it looks like a duck,

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this post was submitted on 05 Jul 2021

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